This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

December 8, 2003

3.

Press Release

The press release was issued on December 8, 2003 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. ("Nevsun" or the "Company") (NSU-TSX) announced today that it has entered into an agreement with a syndicate of underwriters co-led by Salman Partners Inc., Dundee Securities Corporation, and Haywood Securities Inc., and including BMO Nesbitt Burns Inc., Canaccord Capital Corporation, and Westwind Partners Inc.  The underwriters have agreed to buy on a private placement basis 7,000,000 Units from Nevsun and sell to qualified investors at a price of CDN$6.80 per Unit, representing an aggregate amount of issue of CDN$47,600,000. Each unit will consist of one common share and one-half of a common share purchase warrant with each full warrant entitling the holder to purchase one common share of the Company at an exercise price of $10.00 per common share for a period of five years from closing.  Closing of the placement is scheduled for December 18, 2003.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700
Cliff T. Davis
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on December 9, 2003.

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

NEVSUN RESOURCES LTD. ANNOUNCES CDN$47.6 MILLION
BOUGHT DEAL PRIVATE PLACEMENT

          December 8, 2003

This news release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or dissemination in the United States.

Nevsun Resources Ltd. ("Nevsun" or the "Company") (NSU-TSX) announced today that it has entered into an agreement with a syndicate of underwriters co-led by Salman Partners Inc., Dundee Securities Corporation, and Haywood Securities Inc., and including BMO Nesbitt Burns Inc., Canaccord Capital Corporation, and Westwind Partners Inc.  The underwriters have agreed to buy on a private placement basis 7,000,000 Units from Nevsun and sell to qualified investors at a price of CDN$6.80 per Unit, representing an aggregate amount of issue of CDN$47,600,000. Each unit will consist of one common share and one-half of a common share purchase warrant with each full warrant entitling the holder to purchase one common share of the Company at an exercise price of $10.00 per common share for a period of five years from closing.

In addition, the Company will grant the underwriters an option, exercisable up to 48 hours prior to the Closing Date of the Offering, to purchase up to an additional 3,000,000 Units (CDN$20,400,000) of the Offering at the issue price.

Closing of the placement is scheduled for December 18, 2003.  The closing is subject to completion of standard documentation and requires that Nevsun shall continue be a "qualifying issuer" under Multilateral Instrument 45-102 of the Canadian Securities Authorities before the Closing Date, so that the issued shares will be subject to a four month hold period.

The net proceeds from the Offering will be used to advance the development of the Tabakoto and Segala gold projects, for exploration on the Bisha property, and for general working capital.

The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals.

The securities being offered have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements.  This release does not constitute an offer for sale of securities in the United States.

NEVSUN RESOURCES LTD. "John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com